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September 28, 2021

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ST Energy Transition I Ltd.

Draft Registration Statement on Form S-1

Submitted July 14, 2021

CIK No. 0001858684

Dear Ms. Gorman:

On behalf of ST Energy Transition I Ltd. (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we have confidentially submitted today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated August 9, 2021, concerning the Company’s Draft Registration Statement on Form S-1 submitted on July 14, 2021. The changes reflected in the Registration Statement include those made in response to the Staff’s comment as well as other updates.

Draft Registration Statement on Form S-1

Capitalization, page 99

U.S. Securities and Exchange Commission

September 28, 2021

1. We note that you are offering 30,000,000 Class A common stock as part of your initial public offering of units, but footnote 3 suggests you will show less than all 30,000,000 Class A common stock subject to possible redemption in your capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 30,000,000 Class A common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Company Response: In response to the SEC’s comment, the Company revised the capitalization table to present all 30,000,000 Class A shares in temporary equity.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Gregg Noel at 650-470-4540 and Pranav Trivedi at +44 20-7519-7026 of Skadden, Arps Slate, Meagher & Flom, LLP.

*    *    *

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel

cc:	ST Energy Transition I Ltd.

Gunnar Eliassen

cc:	Skadden, Arps, Slate, Meagher & Flom

Pranav Trivedi